Mail Stop 4561

March 4, 2009

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

Re:     **Diligent Board Member Services, Inc.**
        **Amendment No. 3 to Registration Statement on Form 10**
        **Filed: February 12, 2009**
        **File No. 000-53205**

Dear Mr. Cohen:

        We have reviewed the above-captioned filing and responses to our letter dated December 31, 2008, and have the following comments.

General

1.      In response to comment 1, you state that you have no current intention to file your delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 because of the great difficulty and expense of completing these reports.  Exchange Act Rule 13a-13 does not appear to contemplate an exemption from filing quarterly reports under such circumstances.  Please provide us with a detailed legal and accounting analysis supporting your decision.  As part of your response, please discuss whether you believe that the information that would have been included in such filings is material to investors.

2.      Please include updated financial statements and related information with your next amendment.  Update the disclosure in the body of the registration statement as necessary to reflect any material changes.

3.      We note your response to comment 2, which addressed your disclosure that as of September 30, 2008, two officers, one of whom is a director, had outstanding loans with you, which were subsequently repaid with bonuses when you became cognizant of the loan prohibition in Section 13(k) of the Exchange Act.  Your response states that the loans were repaid by the two officers via a bonus awarded to them by the Diligent Board of Directors which was directly applied to the outstanding loan.  As previously requested, please clarify whether the loans were repaid in cash.  Also provide us with a detailed explanation of the process your Board of Directors used to evaluate the appropriateness

of such bonuses, including, but not limited to, whether the affected director was present or voted.

4.      Your response to comment 28 does not address the guidance you relied on for your presentation of predecessor/successor financial statements.  Please clarify for us why predecessor/successor presentation is appropriate.  As part of your response, explain to us how you arrived at your conclusion for what appears to be reorganization transactions between entities under common control.

Item 1.  Business, page 2

Recent Developments; New Zealand Offering, page 4

5.      We note your response to comment 4, which asked you to explain the business purpose for structuring the transaction such that DBMS LLC retained certain Diligent Boardbooks liabilities, and you then loaned DBMS LLC $6.8 million to discharge the liabilities.  Please specify the amount of liabilities retained by DBMS LLC.

Item 1a.  Risk Factors, page 11

"We might not collect our note receivable," page 13

6.      We note your revised disclosure in response to comment 11, which asked you to expand your disclosure about the note receivable.  You state that the note is secured by a first-lien pledge of 25,000,000 of your shares, which includes 892,500 shares pledged directly by Corcoran Consulting LLC and 105,000 shares yet to be received from one shareholder.  Please explain why Corcoran Consulting LLC has pledged 892,500 shares.  In addition, for the unidentified shareholder, identify the shareholder, clarify what you mean by "shares yet to be received," and explain why this shareholder has pledged shares.  Finally, disclose whether the shares securing the note have also been pledged to secure other obligations.  Make similar revisions, as necessary, in Item 7.

"Loans to two of our officers (one of whom was a director)…," page 16

7.      We note your statement that "the existence of the loans at the time of the Original Filing may have unknowingly and temporarily violated Section 402 of the Sarbanes-Oxley Act of 2002."  Please revise this risk factor to remove the implication that such loans "may have" or "temporarily" violated Section 402.  In addition, revise your disclosure on page F-23 to clarify that because the loans were outstanding at the time you filed your Form 10, you violated Section 402.

Item 2.  Financial Information, page 16

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 28

8.      The disclosure in the third and fourth paragraphs of this section regarding the potential receipt of $3 million in capital from the sale of convertible preferred stock is repetitive. Please revise your disclosure so that it does not appear that you are referring to two separate $3 million infusions of capital.

Item 6.  Executive Compensation, page 37

Director Compensation, page 38

9.      Please disclose the exchange rates used to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich, Lawler, and Russell.

10.     The "All Other Compensation" column of the table discloses that Mr. Lawler received $207,801 for the twelve months ended December 31, 2008.  Footnote 2 indicates that $72,922 of this amount reflects a bonus issued to Mr. Lawler to repay a non-interest bearing loan from the Company.  Please describe the basis for the additional $134,879 that Mr. Lawler received.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 38

Transactions with Promoters and Certain Control Persons, page 38

11.     We note your response to comment 19, which asked you to provide the information required by Item 404(c) of Regulation S-K for your predecessor.  You state that on January 1, 2007, DBMS LLC acquired various assets related to the Boardbooks business from Manhattan Creative Strategies, LLC and MSO New York, LLC, each of which is a subsidiary of Diligent Partners LLC, and that DBMS LLC did not give consideration for these assets other than the assumption of certain contracts.  Please revise your disclosure to explain the business reason for the transaction, why no money was exchanged, and who approved the transaction.

12.     You state that on October 1, 2007, DBMS LLC contributed all of the assets and certain of the liabilities relating to the Boardbooks business to you in exchange for 68,484,611 shares of your common stock worth approximately $50 million.  It is unclear from your disclosure whether the lead manager for your New Zealand public offering valued the business contributed by DBMS LLC in connection with this transaction, or how the amount was determined.  Please revise to include a more detailed description of how the

amount of consideration was determined, and to explicitly state who determined the amount.

13.  We note your response to comment 20, which asked you to disclose the name of each related party and the basis on which the party is a related party, and to provide a more detailed description of the related person's interest in the transaction, including the related person's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.  Please revise to clearly disclose the nature of your related party relationship with Yankee Hill Company, LLC.  In addition, name the company that you paid $373,000 for general and administrative services, and the member of Diligent Partners that owns the company.

14.  We note your response to comment 21, which asked you to include all of the information required by Item 404(a)(5) of Regulation S-K for the loan to DBMS LLC.  In footnote 12 on page F-21, you disclose that at September 30, 2008 the outstanding loan balance was $7,073,373 (including accrued interest of $283,360), and that the loan bears interest at 5% per annum.  Please revise this section to add the current outstanding loan balance, and disclose the interest rate.

15.  We note your response to comments 22 and 23.  You state that you advanced approximately $6.8 million to or on behalf of DBMS LLC, of which approximately $3.7 million was used to satisfy certain liabilities retained by DBMS LLC and an additional approximately $3.1 million was used by the holders of DBMS LLC liabilities to subscribe for shares of your common stock in a non-registered offering conducted concurrently with your initial public offering on the New Zealand Stock Exchange. Please clearly disclose the amount of the liabilities retained by DBMS LLC at the time that it contributed all of the assets and certain of the liabilities relating to the Boardbooks business to you.  Explain what liabilities were retained by DBMS LLC, and whether any of the retained liabilities were to any of your promoters.  Discuss why $3.1 million of the $6.8 million loaned to DBMS LLC was used to purchase your shares in an unregistered offering.  Disclose the identity of any of your promoters who used money loaned to DBMS LLC to purchase shares in the unregistered offering, and the process used to determine the appropriateness of the transaction.

Item 11.  Description of Securities to be Registered, page 44

Common Stock, page 45

16.  Please revise your disclosure to address your solicitation of common shareholder votes to authorize an increase in the number of shares of your authorized common stock to 250 million shares in connection with the issuance of $3 million of convertible preferred shares.  Disclose that the increase in common stock is to account for the conversion of the preferred shares into shares of your common stock.

Hunter Cohen
Diligent Board Member Services, Inc.
March 4, 2009
Page 5

Preferred Stock, page 45

17.    We note that you have incorporated your description of your authorized preferred stock
       by reference to your proxy statement.  Please file as an exhibit the pertinent pages of the
       document incorporated by reference into the registration statement, or remove the
       incorporation by reference and revise this section to include a materially complete
       description of your authorized shares of preferred stock.  See Exchange Act Rule 12b-23.

Item 15.  Financial Statements and Exhibits, page 49

18.    We note your response to comment 25, which addressed your disclosure that on
       November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of
       Diligent as further collateral for the note receivable, and asked you to file this agreement
       as an exhibit.  Despite your response, it does not appear that you have filed this
       agreement as an exhibit.  Please advise.

19.    We note your response to comment 26, which asked you to file the material leases for
       your properties as exhibits.  Please provide a more detailed legal analysis of why you
       believe that your leases are not material; address the cost and ease of relocating your
       offices and finding new leases on similar terms.

20.    We note your response to comment 27.  Notwithstanding your response, your New Jersey
       office lease is with a related party and has not been filed as an exhibit.  Please provide us
       with your legal analysis of Item 601(b)(10) supporting your decision not to file this lease
       as an exhibit.

Consolidated Balance Sheets, page F-3

21.    Your response to comment 29 indicates you believe the note from DBMS should not be
       presented as a deduction from equity because DBMS used the proceeds from the note to
       discharge liabilities.  Please clarify for us why DBMS's use of the note proceeds controls
       Diligent's accounting model when it appears that, in substance, Diligent entered into an
       equity transaction with an affiliated entity.  Please refer to authoritative accounting
       guidance in your response.

22.    Notwithstanding your response to the immediately preceding, please tell us how you
       considered whether an allowance is required against the note from DBMS given the note
       is currently under-collateralized, DBMS has no substantive business operations, and you
       disclose on page 28 that you are currently negotiating with DBMS to prepay the note at a
       discount.

Notes to Consolidated Financial Statements

16) Benefit Plans, page F-27

23.     Your response to comment 31 indicates you believed that a fair value measurement using
        a quoted market price after your shares became public was a reasonable estimate of fair
        value.  We also note from your disclosure on page 41 that the stock offered in your IPO
        and a concurrent private placement transaction on December 10, 2007 was sold at a price
        in excess of the closing market price of your stock on December 12, 2007.  Please clarify
        for us how you concluded your IPO and private placement price was not the best measure
        of fair value for your share-based awards at the date of grant. As part of your response,
        tell us when you first initiated discussions with the underwriters of your IPO and when
        the underwriters first communicated their estimated price range and amount for your
        stock.  Also, provide us with the history of price negotiations related to the private
        placement.

                        *       *       *       *       *

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Mark Shannon,
Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the
financial statements and related matters.  Please address questions regarding all other comments
to Evan S. Jacobson, Staff Attorney, at (202) 551-3428.  If you need further assistance, you may
contact me at (202) 551-3735.

                                                Sincerely,


                                                Barbara C. Jacobs
                                                Assistant Director


cc:     Via Facsimile (816) 292-2001
        Wallace E. Brockhoff, Esq.
        Lathrop & Gage L.C.